Filed by First Merchants Corporation Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: MBT Financial Corp. Commission File No: 333-228658 PRESS RELEASE February 7, 2019 First Merchants, possible merger partner of Monroe Bank & Trust, named #2 on Forbes top U.S. banks for 2019 Company recognized for growth, profitability and asset quality MUNCIE, Ind. – Forbes has released its 2019 list of “America’s Best Banks,” and for the second straight year, one of Indiana’s legacy financial institutions sits near the top. First Merchants Bank, the largest financial services holding company in Central Indiana and second largest in the state, was ranked by Forbes as the country’s second best bank. “We are extremely proud of this achievement as it speaks to the financial strength of First Merchants clients and vitality of the communities we serve,” said First Merchants CEO Michael C. Rechin. “We are successful when our clients are successful, and every single one our 1,700 employees plays a key role in making that happen. My teammates deserve all the credit.” Forbes ranks the top 100 largest banks based on 10 metrics related to growth, profitability, capital adequacy and asset quality. Metrics include return on average tangible equity, return on average assets, net interest margin, efficiency ratio and net charge-offs as a percent of total loans. First Merchants, ranked fourth in Forbes’ 2018 grading of the country’s 100 largest banks, once again ranks ahead of peers like JPMorgan Chase, Fifth Third Bancorp and Citigroup. Late last year, the company announced plans for a Michigan expansion with its proposed acquisition of Monroe Bank & Trust, an ideal partner given the companies’ shared history of success and deep-rooted commitment to community banking. Monroe Bank & Trust President and CEO H. Douglas Chaffin says the Forbes recognition further validates First Merchants as the right partner for the future. “The planned merger will provide tremendous benefits to Monroe Bank & Trust customers, shareholders and communities,” said Chaffin. “We’ve studied the Forbes data as well and agree that First Merchants is one of the country’s most well-positioned banks for future success.” Forbes reporter Kurt Badenhausen highlighted data points that indicate First Merchants continues to be positioned for high performance: The $10 billion bank ranked strongly across the board, including return on average assets (1.5%) and ROATCE (17.4%). Its reserves are nearly four times its total nonperforming loans. ### 19930159.1

About First Merchants Corporation First Merchants Corporation is a financial holding company headquartered in Muncie, Indiana. The Corporation has one full-service bank charter, First Merchants Bank. The Bank also operates as First Merchants Private Wealth Advisors (as a division of First Merchants Bank). First Merchants Corporation’s common stock is traded on the NASDAQ Global Select Market System under the symbol FRME. Quotations are carried in daily newspapers and can be found on the company’s website (www.firstmerchants.com). FIRST MERCHANTS and the Shield Logo are federally registered trademarks of First Merchants Corporation. Forward-Looking Statements This release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These statements include statements relating to the expected benefits of the proposed merger (the “Merger”) between First Merchants Corporation (“First Merchants”) and MBT Financial Corporation (“MBT”), and may include other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and MBT will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ business; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission (“SEC”). First Merchants does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this press release. In addition, First Merchants’ past results of operations do not necessarily indicate its anticipated future results. Additional Information The Merger will be submitted to MBT shareholders for their consideration. First Merchants has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of MBT and a prospectus of First Merchants. Investors and security holders are advised to read the Registration Statement and the proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. These documents may be accessed and downloaded, free of charge, at www.sec.gov, or by accessing First Merchants’ website (http://www.firstmerchants.com) under the tab “Investors,” then under the heading “Financial Information” and finally under the link “SEC Filings.” 19930159.1